Joseph P. Flad, Jr.

4820 71st Way North

St. Petersburg, Florida 33709

March 3, 2008

Jomar Specialties, Inc.

3129 Tyrone Blvd.

St. Petersburg, Florida 33710

Attention:  Board of Directors

Ladies and Gentlemen:

Please be advised that I hereby resign as President, Chief Executive Officer, and as a member of the Board of Directors of Jomar Specialties, Inc. (the “Company”), effective at 5:00 p.m. Monday, March 10, 2008.

Due to the constraints of personal and business commitments I believe it in the best interest of the Company to find a replacement that can devote the time necessary to further the goals of the Company.

This resignation is not the result of any disagreement with management regarding the operations, policies or practices of the Company.

Sincerely yours,

/s/JOSEPH P. FLAD, JR.

Joseph P. Flad, Jr.